Exhibit 99.2

IMRIS Announces Receipt of Nasdaq Notice of Bid Price Deficiency

WINNIPEG AND MINNEAPOLIS, MN, Aug. 29, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) announced today that the Company received a letter, dated August 25, 2014, from the NASDAQ Stock Market LLC ("Nasdaq") stating that for the previous 30 consecutive business days the bid price of the Company's common stock closed below the minimum $1.00 per share required for continued listing under Nasdaq Listing Rule 5450(a)(1).

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days, or until February 23, 2015, to regain compliance with the minimum bid requirement.  If at any time during the 180 calendar day grace period, the closing bid price per share of the Company's common stock is at or above $1.00 for a minimum of ten consecutive business days, the Company will regain compliance and the matter will be closed.  In the event the Company does not regain compliance, the Company may be eligible for an additional period to regain compliance, subject to satisfying certain Nasdaq requirements.  If it appears to the Nasdaq staff that the Company will not be able to cure the deficiency or if the Company is not otherwise eligible for the additional compliance period, the Company's common stock will be subject to delisting by Nasdaq.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular, spinal and cerebrovascular markets and have been selected by 61 leading medical institutions around the world. For more information, visit www.imris.com.

Forward-Looking Statements
This press release may contain or refer to forward-looking information based on current expectations.  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "may", "expect", "believe", "prospective", "continue" or the negative of these terms or other similar expressions concerning matters that are not historical facts.  These statements should not be understood as guarantees of future performance or results.  Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements.  Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements.  Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results.  These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

SOURCE IMRIS Inc.

%CIK: 0001489161

For further information:

Jeffery Bartels
Director - Finance
IMRIS Inc.
Tel: 763-203-6328
Email: jbartels@imris.com

CO: IMRIS Inc.

CNW 09:01e 29-AUG-14